UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

**Report of Foreign Private Issuer**

**Pursuant to Rules 13a-16 or 15d-16 under**
the Securities Exchange Act of 1934

Dated September 25, 2018

File Number: 001-35785

**SIBANYE GOLD LIMITED**
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ✓           Form 40-F     _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



**Sibanye Gold Limited**
**Trading as Sibanye-Stillwater**
Reg. 2002/031431/06
Incorporated in the Republic of South Africa
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater","the Company" and/or "the Group")

**Registered Address:**
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

**Postal Address:**
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

# MARKET RELEASE

## Sibanye-Stillwater presents at Denver Gold Forum and will host visitors at its Stillwater operations

**Johannesburg, 25 September 2018:** Sibanye-Stillwater (JSE: SGL & NYSE: SBGL) wishes to advise that CEO, Neal Froneman delivered a presentation at the annual Denver Gold Forum in Colorado Springs on Monday, 24 September 2018.

Following the Denver conference, Sibanye-Stillwater will be hosting a site visit to the Stillwater operations based in Montana in the United States (US) from 26 to 28 September 2018. Various presentations on the US Platinum Group Metals (PGM) operations will be shared with investors and analysts during the visit.

All the above mentioned presentations will be available on the website at www.sibanyestillwater.com/investors/presentations/2018 on the days that they will be shared.

**Contacts:**

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

### FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements, including "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "would", "expect", "can", "unlikely", "could" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements, including among others, those relating to our future business prospects, financial positions, debt position and our ability to reduce debt leverage, plans and objectives of management for future operations, plans to raise capital through streaming arrangements or pipeline financing, our ability to service our Bond Instruments (High Yield Bonds and Convertible Bonds), our ability to achieve steady state production at the Blitz project and the anticipated benefits and synergies of our acquisitions are necessarily estimates reflecting the best judgement of our senior management and involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in the Group's Annual Integrated Report and Annual Financial Report, published on 2 April 2018, and the Group's Annual Report on Form 20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 2 April 2018 (SEC File no. 001-35785). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: September 25, 2018

| | |
|---|---|
| By: | /s/ Charl Keyter |
| Name: | Charl Keyter |
| Title: | Chief Financial Officer |